April 17, 2013

Jonas Kron, Senior Vice President
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Verizon Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 5 on the Company proxy card,1 which asks the Company to issue a report on “how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described [in the proposal].”

Earlier this month, ISS Proxy Advisory Services issued a FOR recommendation to its clients in support of the proposal, concluding:

“Given the public and sensitive nature of net neutrality and open Internet issues, shareholders would benefit from additional, specific information about how Verizon is managing these public policy concerns. Providing such information would not be unduly burdensome and could help shareholders assess the company's management of potential risks related to these issues. Therefore, this proposal merits shareholder support.”

ISS went on to note that “Although Verizon has expressed its commitment to supporting an open Internet, the company is currently the lead party in a court challenge opposing the FCC's Open Internet rules.”

For the reasons given below we urge our fellow Verizon shareholders to vote in favor of Item 5 on the Company proxy card.

SUMMARY RATIONALE FOR A YES VOTE:

Network neutrality is the principle that all Internet traffic should be treated equally. Net neutrality prevents Internet providers from blocking, speeding up or slowing down content based on its source, ownership or destination.

1 IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is not asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

The explosive growth of the Internet over the last two decades is in many ways attributable to the de facto observance of network neutrality principles by all major players in the digital universe. According to the Federal Communications Commission, openness is the “highly successful status quo” on the Internet.2

Verizon is currently fighting network neutrality rules in a lawsuit against the FCC, thereby potentially tampering with the Internet as an engine of economic growth and possibly inflicting huge, costly risks on the U.S. economy, the global economy, under-represented communities and the public at large.

Moreover, we believe Verizon’s positions on the issues of network neutrality and the open Internet may present serious legal, regulatory, reputational and financial risks to the Company.

We also believe the Company’s recent arguments against existing net neutrality and open Internet regulations may signal future business strategies beyond Verizon’s core competency of managing its network and into the application and content industry where it potentially risks significant and costly missteps.

In order for shareholders to have the necessary understanding of Verizon’s position on these issues, we believe the Company should address its position and policies regarding the issue of net neutrality and an open Internet at greater length and in greater detail.

DISCUSSION

Verizon vs. Network Neutrality – a risky strategy

The Company argues, in its Statement of Opposition to this shareholder proposal, that the report we seek “would provide no additional meaningful information to shareholders and would be a waste of corporate resources.”

We strongly disagree. The public record demonstrates that Verizon’s disclosures to shareholders are wholly inadequate and fail to provide analysis and discussion of a growing number of risks brought about by the Verizon’s strategy of voicing support for network neutrality principles while actively seeking to undermine them. Without more information from the Board about how Verizon’s policies and practices could potentially affect future regulatory developments, and how or why these policies and practices satisfy sound risk management requirements related to the reputational risks created by what has been called “a 21st century civil rights issue,” we believe investors lack important information.

2 http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A1_Rcd.pdf

In 2012, Verizon brought a major lawsuit against the Federal Communications Commission (Verizon v FCC) seeking to overturn the agency’s Open Internet rules. That case is now before the U.S. Court of Appeals for the District of Columbia Circuit, with a decision expected in late 2013 or early 2014.

Among the arguments Verizon makes in its legal brief is one that – according to many experts – could dramatically increase the Company’s risks on many different levels. In arguing against the FCC’s rules, Verizon makes the bold claim that its management of networks is protected by the First Amendment, and that the Company is entitled to exercise “editorial discretion.”

Broadband providers transmit their own speech both by developing their own content and by partnering with other content providers and adopting that speech as their own… In performing these functions, broadband providers possess “editorial discretion.” Just as a newspaper is entitled to decide which content to publish and where, broadband providers may feature some content over others.3

Verizon’s argument potentially has enormous ramifications – for the Company and the country. Susan Crawford, a visiting professor at the Harvard Kennedy School of Government and Harvard Law School, and a former special assistant to President Barack Obama for science, technology and innovation policy, has explained the current situation4:

At the moment, in the U.S. Court of Appeals for the District of Columbia Circuit, Verizon Communications Inc. (VZ) is attempting to legally bar Congress and the FCC from exerting any authority over its networks, claiming that the First Amendment protects the company’s “editorial discretion”…

The sweeping economic and social implications of Verizon’s assertions are deeply troubling. High-speed Internet has become vital to communications in the U.S. Yet Verizon wants network operators to possess the same free-speech rights that newspaper publishers have to control the contents of their editorial pages. This could preclude Congress from making any law that inhibits a company’s business choices, whether to inflict harm on a competitor or to suppress or ignore points of view of which it disapproves.

Verizon certainly has the constitutional right to make this argument. The country needs to understand, however, that what it’s asking for is to privilege its own speech over that of more than 300 million Americans.

3 http://www.scribd.com/doc/98917674/Verizon-MetroPCS-Net-Neutrality-Brief-As-FILED
4 http://www.bloomberg.com/news/2012-11-15/why-cell-phones-went-dead-after-hurricane-sandy.html

In response to Verizon’s filing, three members of the House Energy and Commerce Committee wrote to other members of the House, calling attention to the "troubling" constitutional argument made by Verizon.5

Reps. Henry Waxman (Calif.), Anna Eshoo (Calif.) and Edward Markey (Mass.) warned that overturning the net neutrality rules could undermine the success of the Internet. "This incredible economic success story is made possible by the fact that the Internet has always been an open platform where anyone with a good idea can connect to consumers across the globe and compete on a level playing field for their business," the Congressmen wrote.

Former FCC Commissioners Reed Hunt and Michael Copps and other former government regulators have noted that Verizon’s argument regarding “editorial discretion” runs counter to many years in which senior Verizon officials argued that the Company provided a “pipeline” for Internet service and therefore was entitled to the protections afforded a common carrier.6

Indeed, many legal observers feel that by arguing for “editorial discretion” Verizon might give rise to arguments that would eliminate “safe harbor” protections from liability that it currently enjoys under the Communications Decency Act of 1996 and the Digital Millennium Copyright Act.

As reported by Bloomberg7:

To one lawyer, whether the court agrees or not, the Verizon First Amendment argument will only come back to haunt the company later.

“Verizon is behaving like a multi-headed hydra,” Jonathan Askin, Brooklyn Law School professor and former FCC senior attorney, told BNA. “The company argues, on one hand, that it is a speaker when it transmits communications across its network, and therefore [the Open Internet] rules violate its First Amendment rights. Then, on the other, it argues that it is a neutral platform without control over the content and therefore is guaranteed the protections of the [Communications Decency Act of 1996] and [Digital Millennium Copyright Act of 1998].”

Two provisions of those laws currently shield Verizon from any legal liability as a provider of an internet access service.

5 http://thehill.com/blogs/hillicon-valley/technology/268561-democrats-troubled-by-verizons-free-speech-argument-in-net-neutrality-case#ixzz2Kzqk5hTO
6 https://www.cdt.org/files/pdfs/VZBriefs/Amicus_Commissioners_Verizon_v_FCC.pdf
7 http://www.bna.com/verizon-first-amendment-n17179872014

The first, Section 230 of the Communications Decency Act, gives Verizon immunity from liability for publishing information produced by others.

The second, subsection 512(c) of the Digital Millennium Copyright Act, sets forth the limitations on Verizon's liability for “storage, at the direction of a user, of copyrighted material residing on a system or network controlled or operated by or for the service provider …”

Though Askin acknowledges that the Verizon “asymmetrical” legal tactic is common, he said the company may eventually regret the move.

“They will lose in the long run,” he said. “If Verizon wins on First Amendment grounds, all of a sudden, with the rights of a speaker come the responsibilities of a speaker. The company will be subject to the copyright infringement that flows on its networks and the indecency that flows on its networks. And that's a dangerous path.” (Emphasis added.)

PC World magazine (Verizon Playing Dangerous Game in Net Neutrality Battle8), suggests that Verizon’s position raises the troubling question of whether regulators and lawmakers might seek to break Verizon into multiple parts:

Part of the underlying problem is the fact that the major ISPs are also content providers. Verizon has a vested interest in preventing Netflix traffic because it has its own streaming entertainment services. Comcast is owned by NBC, so it could gain a strategic advantage for its own content by throttling the bandwidth for rival networks. The simple solution is for Congress to impose regulations banning ISPs from delivering their own content, or being owned by companies that publish or deliver content.

If the net neutrality rules suggested by the FCC to keep the Internet fair and open to all seem too draconian for Verizon, perhaps the problem is that Verizon the ISP needs to be separated from Verizon the cable TV provider, or Verizon the wireless broadband provider, or Verizon the VoIP (voice over IP) phone provider. (Emphasis added.)

8 http://www.pcworld.com/article/258755/verizon_playing_dangerous_game_in_net_neutrality_battle.html

Verizon’s public disclosures lag behind its primary competitor AT&T

Recently, in response to a similar shareholder proposal, AT&T issued a report describing how it is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet.9 While the report is deficient in a number of ways and is not a model of disclosure, it is at least arguably a reasonable attempt to discuss AT&T’s approach to these risks and the adequacy of policies and practices. Verizon has not made even this modest effort to provide its shareholders with a clear and unified understanding of how it is handling net neutrality risks.

Verizon’s disclosures are inadequate

In its opposition statement and its unsuccessful attempt to obtain a no-action letter regarding this proposal from the staff of the Securities and Exchange Commission, Verizon has argued that a disparate collection of web sites sufficiently address the need for a report on its management of these risks. These disclosures, while welcome, are insufficient for a number of reasons:

First, these are not statements from the Board of Directors.

While we appreciate discussions from management, their responsibilities and perspectives on the issue of network neutrality may be distinct from our Board of Directors. Verizon’s Board of twelve directors contains a diversity of perspectives, professional backgrounds and experiences.10

We believe that a series of statements on policy and practices from various levels of management is simply no substitute for the strategic perspective that the members of the Board (voted into office by shareholders) have to offer. As shareholders we rely on their views on how the Company is addressing these risks and believe we are entitled to request the Board address our concerns.

Second, the websites cited by the Company are not intended for a shareholder audience.

Shareholders will necessarily look at the risks associated with net neutrality in a much different way than other audiences. For example, investors will be concerned with a wide variety of material and other risks related to network neutrality such as Verizon’s core competencies, market competition, regulatory risks, and operational challenges regarding deployment of wireless broadband. But, Verizon has not provided investors with a meaningful discussion of these challenges in the face of net neutrality.

Third, the websites cited by the Company do not provide any insight into our core concern: how the Board views and is addressing the Company’s management of network neutrality risks.

9 http://publicpolicy.att.com/wp-content/uploads/2012/12/ATT-Net-Neutrality-Policy-Statement.pdf
10 http://www22.verizon.com/investor/bo_meettheboard.htm

A recitation of policies and practices by management is certainly welcome. But it does not explain, for example, how these policies and practices “could potentially affect future regulatory developments.” Management’s recitation of policies and practices also does not provide a discussion of how or why these policies and practices satisfy sound risk management requirements related to the reputational risks created by what has been called “a 21st century civil rights issue.”

Verizon’s approach to net neutrality may present potential business risks

Proponents believe the Company’s recent arguments against existing net neutrality and open Internet regulations signal future business strategies beyond Verizon’s core competency of managing its network and into the application and content industry where it may raise risks of potentially significant and costly missteps.

These new ventures are in addition to the Company’s assertion that it functions as a content “editor,” in our opinion thereby potentially waiving its legal protections under the “safe harbor” protections from liability that it currently enjoys under the Communications Decency Act of 1996 and the Digital Millennium Copyright Act discussed above.

For example, Verizon has recently introduced a series of new business initiatives under the heading of “Powerful Answers.” On its web site, the company explains: “We believe that the world's biggest challenges deserve even bigger solutions. So at Verizon, we meet every day with one question: ‘What do we want to build next?’ With the most advanced tools, there's always more we can do with the power of technology.”11

The “Powerful Answers” program includes development efforts in more than a dozen sectors, including retail, manufacturing, public safety, finance, travel/hospitality, federal government, transportation/distribution, healthcare, education, energy/utility, media/entertainment, insurance and state/local government.

In March 2013, for instance, Verizon introduced a streaming video service in partnership with Coinstar, which operates 35,400 Redbox DVD rental kiosks. The Wall Street Journal reported: “Analysts have been skeptical that the new product will be able to wrestle into any leadership position in a field populated by bigger competitors like Netflix and Amazon.com Inc.”12

Industry commentator Om Mailk said Verizon’s video initiative is similar to an unsuccessful music download service it introduced several years ago: “This year’s ‘what the hell are they smoking’ award should go to any and every company that is trying to chase Netflix and Amazon Prime in the streaming video business.” 13

11 http://www22.verizon.com/powerfulanswers/
12 http://online.wsj.com/article/SB10001424127887324296604578175653423616518.html
13 http://gigaom.com/2013/01/09/chasing-netflix-intel-att-verizon-others-lose-their-collective-mind/

“There’s a missing piece that they (Verizon) are looking for,” said Sam Greenholtz, an analyst with Telecom Pragmatics in Westminster, Maryland. “They need the expertise that goes with this business, like how to make it run and what to charge.”14

Craig Moffett, senior analyst with Sanford C. Bernstein & Co. L.L.C., said: "The combination of Verizon's huge customer list and Coinstar's content and distribution ubiquity is perhaps better viewed as another step in the transformation of Verizon into a marketing machine."15

We believe Verizon has demonstrated strength and expertise in the development and management of its broadband networks. However, history appears to show that companies like Verizon have been unsuccessful in expanding beyond their core competencies. In this instance, Verizon may be seeking to enter the “application layer” of the Internet, competing with thousands of smaller and much more nimble competitors.

Proponents by no means suggest that Verizon should not explore new business markets or revenue opportunities. We believe, however, that the Company’s entry into these new markets could introduce substantial risks. And those, we believe, should be explained more fully by the Board along with an explanation why it is taking what we find to be a very aggressive and bold attack on net neutrality that appears potentially to distract it from its core competency and may incentivize management to pursue business strategies that may not be in the best interests of shareholders.

Network Neutrality is Essential to the Continued Growth of the Internet Economy

Verizon’s challenge to existing open Internet rules, and its claim that it is entitled to “editorial discretion” in the administration of its networks, are opposed by a lengthy list of digital brand names that have helped drive the dramatic growth of the Internet economy over the last decade.

Members of this coalition are Facebook, Twitter, Google, Amazon, eBay, Skype, YouTube, Vonage, Ask.com, Citysearch, DISH Network, Earthlink, IAC, Sling Media, Sony Electronics, Inc., and StubHub. The coalition also includes the Computer & Communications Industry Association, Digital Media Association, Electronic Retailing Association and the Writers Guild of America (West).

14 http://www.bloomberg.com/news/2011-12-06/verizon-may-ignite-online-pay-tv-competition-with-web-offering.html
15 http://articles.philly.com/2012-02-07/business/31034362_1_verizon-wireless-fios-internet-verizon-spokesman-lee-gierczynski

These organizations argue that broadband access providers like Verizon “have gained their dominant position owing in large part to Internet openness.”16 They see great danger in Verizon’s position on network neutrality:

If the main gatekeepers of broadband access prioritize their favored content, many content providers would be marginalized, stifled, endangered, or rendered extinct for failure to find funding. Thus, content would be suppressed, regardless of new entrants in the access business. That would matter little for incumbent gatekeepers with their established customer bases. But a new network could become a sports arena without spectators if content did not flow freely through the main broadband access gatekeepers.

The companies add:

“(P)ay to play” structures would be a radical change to Internet access service as we know it. Charging content providers (who range from news organizations to backroom bloggers), for example, would substantially impair the current incarnation of the Internet as a platform for the free dissemination of ideas.

Similarly, a group of major venture capital firms – which traditionally provide early stage financing to Internet start-up ventures – warns that Verizon’s position on network neutrality could threaten a vitally important cycle of business and economic development on the Internet17:

The freedom and openness of the Internet are now being threatened in unprecedented ways, because of structural changes in the way the Internet is being offered to consumers. The providers of the Internet today―the cable and telephone companies―are now motivated, like never before, to interfere with the content that passes through their pipes. They have also acquired the technology that allows them to do just that – technology that wasn’t available before.

In a world without network neutrality rules, network providers are allowed to discriminate against applications. If a network provider blocks an application, that application will not reach its users, and the application provider will not profit. Because application discrimination threatens application providers’ profits, it also reduces application providers’ incentives to innovate. Finally, it reduces the incentives of investors…to invest in new technologies.

16 http://publicknowledge.org/files/Joint_intervenors_open_internet_brief.pdf
17 http://www.fcc.gov/document/amicus-brief-venture-capital-no-11-1355-dc-cir

Conclusion

For all the reasons provided above, we believe Verizon should address its position and policies regarding the issue of net neutrality and an open Internet at greater length and in greater detail. For all of the reasons provided above, we strongly urge you to VOTE FOR ITEM 5.

Please contact Jonas Kron at 503-592-0864 for additional information.

Sincerely,

/s/ Jonas Kron

Jonas Kron
Senior Vice President

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is not asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

The views expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.